UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Filing No. 2 for the Month of February, 2005

ADB Systems International Ltd.

(Exact name of Registrant)

302 The East Mall, Suite 300, Toronto, ON Canada M9B 6C7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ADB SYSTEMS INTERNATIONAL LTD.

On February 23, 2005, ADB Systems International Ltd. (“ADB” or the “Company”) announced that it had successfully completed its previously disclosed private placement securing $575,000 in funding.

Under the terms of the financing agreement, ADB has issued Pinetree Capital Ltd., and a group of affiliated investors, 2.5 million Units, each priced at $0.23.  Each Unit consists of one common share and one-half of one common share purchase warrant.  Each full warrant will entitle the investors to purchase one common share in the Company at the exercise price of $0.40 each. Warrants are exercisable for a period of up to four years.

In addition, ADB announced that Aidan Rowsome, vice president responsible for the Ireland and U.K. business unit and an officer of the Company, has resigned to pursue another career opportunity. Jan Pedersen, currently head of the Norway business unit, assumes responsibility for all of ADB’s European operations, including the Company’s offices in Dublin, Ireland and Birmingham, U.K., effective March 1, 2005.

ADB also announced that it will report its financial results for the fourth quarter of 2004 on Wednesday, March 23, 2005 after the close of the financial markets. The Company will hold a conference call at 10:00 a.m. (Eastern) the following day, March 24, to discuss its financial results and recent operating activities.

The Company’s press release dated February 23, 2005 is attached to this Form 6-K as Exhibit 1. All figures are in Canadian dollars.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction.  The securities described in this Form 6-K have not been registered under the securities law of any jurisdiction.

This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, profitability, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB’s results to differ materially from expectations. These risks include ADB’s future capital needs, expectations as to profitability and operating results, ability to further develop business relationships and revenues, expectations about the markets for its products and services, acceptance of its products and services, competitive factors, ability to repay debt, ability to attract and retain employees, new products and technological changes, ability to develop appropriate strategic alliances, protection of its proprietary technology, ability to acquire complementary products or businesses and integrate them into its business, geographic expansion of its business and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB’s most recent Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that ADB’s plans will be achieved.

The Company hereby incorporates by reference this Form 6-K into its Registration Statement on Form F-3 (File No. 333-40888) and into the prospectus contained therein.  The Company does not incorporate by reference Exhibit 1 into its Registration Statement on Form F-3 nor the prospectus contained therein.

Exhibits

Exhibit 1 – Press Release dated February 23, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADB SYSTEMS INTERNATIONAL LTD.

Date: February 25, 2005	By:	/s/ JEFFREY LYMBURNER
Name: Jeffrey Lymburner
Title: Chief Executive Officer